

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

June 1, 2009

Mr. Jeffrey E. Ganek
Chief Executive Officer
Neustar, Inc.
46000 Center Oak Plaza
Sterling, Virginia 20166

    Re: Neustar, Inc.
      Form 10-K for the fiscal year ended December 31, 2008
      Filed March 2, 2009
      File No. 1-32548

      Form 10-Q for the quarter ended March 31, 2009
      Filed May 11, 2009

      Definitive Proxy Materials on Schedule 14A
      Filed April 30, 2009

Dear Mr. Ganek:

      We have examined your filings and have the following comments. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comments in your next filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Revenue Recognition, page 66

1. We note you state here that under the company's contract with the National Pooling Administrator, the company earns a fixed fee plus reimbursement for costs incurred. The company recognizes revenue for this contract based on costs incurred plus a pro rata amount of the fixed fee. On page nine, at the end of the second full paragraph, we note you state the terms of this contract provide for a fixed fee and a reimbursement of select costs. It is unclear whether you earn a fixed fee as a percentage of costs incurred or if the fixed fee is established separate from costs incurred and only certain costs are reimbursed. If this is a fixed fee contract that also provides for reimbursement of certain costs, please explain to us why you are recognizing revenue on the basis of costs incurred instead of straight line over the course of the contract. However, if the contract is a cost reimbursable contract, where revenue is earned as a percentage of costs incurred, please explain the discrepancy with the description on page 9 and clarify your disclosure in future filings.

2. If the contract with the National Pooling Administrator is cost reimbursable, please tell us whether the costs under this contract are subject to government audit and if so, the status of such audits. Further we noted that your system enhancement contracts with the North American Portability Management LLC provide for a reimbursement of costs plus a fixed fee. Please tell us whether the costs incurred under these contracts are subject to audit or another approval process. And if so, have there been any instances where material costs have not been approved. Lastly, please also tell us your consideration in disclosing these contingencies.

Note15 Stockholders Equity

Stock-Based Compensation, page 86

3. At the bottom of page 87 we note you use "the midpoint method" to determine the expected life of the stock options granted subsequent to January 1, 2008. It is unclear to us what this method is. Please clarify with us as to how you determine the expected life of your stock options in estimating their fair value when granted and revise your disclosure in future filings.

Form 10-Q for Fiscal Quarter Ended 3/31/2009

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 10

4. We note you amended your seven regional contracts with North American
   Portability Management LLC (NAPM) in January 2009. Under the amended
   contracts you earn an annual fixed-fee which is reduced by credits, some of which
   are triggered only under certain circumstances. You state that you recognize the
   annual fixed-fee ratably over the year. Please tell us if this is the same as a
   straight-line basis and if so clarify your disclosure in future filings.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 14

Cash Incentive Compensation, page 22

5. We note that the company performance measure under your 2008 Annual
   Performance Inventive Plan was Net Income and EBITDA. As EBITDA is a non-
   GAAP measure, specifically disclose how you calculate the measure from your
   audited financial statements. See Instruction 5 to Item 402(b).

*   *   *   *

Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Accountant, at (202) 551-3564 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Paul S. Lalljie, Interim Chief Financial Officer
     Via Facsimile, 571-434-5735